October 16, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Breitburn Energy Partners LP
Registration Statement on Form S-4
File No. 333-198277

Ladies and Gentlemen:

On behalf of Breitburn Energy Partners LP (the “Partnership”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the Registration Statement on Form S-4 referred to above be accelerated so that it will become effective at 4:00 p.m., Washington, D.C. time, on October 17, 2014, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BREITBURN ENERGY PARTNERS LP

By:	/s/ James G. Jackson
Name:	James G. Jackson
Title:	President and Chief Financial Officer

Enclosures

cc:	Roberta E. Kass
Lawrence C. Smith
Sean T. Wheeler
Michael E. Dillard